Q3
2013

LEADINGBRANDS™

Third Quarter Report
Period Ended November 30, 2013

Note: The financial statements accompanying
this report have not been audited or reviewed by the Company’s auditors

Report to Shareholders

To our Shareholders:

Q3 2013 net income was $95,000 or $0.03 per share ($0.03 fully diluted) versus net loss of $(376,000) or $(0.13) per share in the same quarter of fiscal 2012. YTD net income increased to $1,218,000 or $0.42 per share ($0.37 fully diluted), from $628,000 or $0.21 in the first three quarters of last year.

Q3 2013 net income before stock based compensation (SBC) was $102,000 or $0.03 per share ($0.03 fully diluted) versus net loss before SBC of $(344,000) or $(0.12) per share in the same quarter last year. YTD net income before SBC was $1,300,000 or $0.45 per share ($0.40 fully diluted) up from $750,000 or $0.25 per share a year ago.

Q3 2013 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $309,000 or $0.11 per share ($0.09 fully diluted), versus $(261,000) or $(0.09) per share during the same period last year. YTD EBITDAS increased to $2,329,000 or $0.80 per share ($0.72 fully diluted) from $1,567,000 or $0.51 per share for the first three quarters of fiscal 2012.

Non-GAAP Net Income before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2013	2012	2013	2012
Net Income (Loss)	$95,000	$(376,000)	$1,218,000	$628,000
Add Back SBC	7,000	32,000	82,000	122,000
Net Income (Loss)before SBC	$102,000	$(344,000)	$1,300,000	$750,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q3	Q3	YTD	YTD
	2013	2012	2013	2012
Net Income (Loss) per share	$0.03	$(0.13)	$0.42	$0.21
Add Back SBC per share	0.00	0.01	0.03	0.04
Net Income (Loss) per share before SBC	$0.03	$(0.12)	$0.45	$0.25

Pro-forma results for EBITDAS, as defined below, are deter- mined as follows:

	Q3	Q3	YTD	YTD
	2013	2012	2013	2012
Net Income (Loss)	$95,000	$(376,000)	$1,218,000	$628,000
Add back:
Interest, net	(2,000)	4,000	4,000	11,000
Depreciation and amortization	191,000	177,000	561,000	499,000
Non-cash stock based compensation	7,000	32,000	82,000	122,000
Non-cash income tax expense	18,000	(98,000)	464,000	307,000
Total Add Backs	214,000	115,000	1,111,000	939,000
EBITDAS	$309,000	$(261,000)	$2,329,000	$1,567,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3	Q3	YTD	YTD
	2013	2012	2013	2012
Net Income (Loss) per share	$0.03	$(0.13)	$0.42	$0.21
Add Back:
Interest, net	0.00	0.00	0.00	0.00
Depreciation and amortization	0.07	0.06	0.19	0.16
Non-cash stock based compensation	0.00	0.01	0.03	0.04
Non-cash income tax expense	0.01	(0.03)	0.16	0.10
Total Add Backs	$0.08	$0.04	$0.38	$0.30
EBITDAS per share	$0.11	$(0.09)	$0.80	$0.51

Gross profit margin for the quarter was 43.4% representing a significant increase over the same quarter of last year.

Gross revenue for Q3 2013 was $3,328,000, versus $4,081,000 in the comparative period of last year. The decline in revenues was principally due to a reduction of co-pack volume, reduced sales of certain branded beverage products and discontinuation by the Company of a licensed brand.

Discounts, rebates and slotting fees were $123,000 in Q3 2013, a decrease of $193,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and third party services. SG&A expenses decreased by $121,000 to $1,141,000 in Q3 of fiscal 2013 due to decreases in administrative costs, trade spend and marketing costs.

Leading Brands, Inc • Q3 REPORT	1

As at November 30, 2013 the Company had free cash of $1,696,000.

During Q3 2013 the Company repurchased an additional 17,483 shares of its common stock at an average price of USD$4.26 per share, pursuant to its share repurchase program. As at November 30, 2013 the Company had outstanding 2,919,697 common shares. The Company believes that its common share price remains undervalued and will continue with its share repurchase program which now has approximately $629,000 US remaining authorized under it.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements
This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of ex- change rates on our cost of goods sold;
•	anticipated contribution to earnings in 2014 from investment in new product development;
•

our expectation that we will have adequate cash from operations and credit facil- ity borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2014;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines.

Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

2	Q3 REPORT • Leading Brands, Inc.

Management’s Discussion & Analysis

For the three and nine months ended November 30, 2013

January 9, 2014

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2013 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. Earlier this year the Company ceased distributing licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended November 30, 2013, the Company’s margin percentage increased to 43.4% from 26.2%. That was also an increase over the year to date 37.2% margin percentage realized for the year-ended February 28, 2013. Four factors contributed to this increase in margin percentage: (i) the Company discontinued lower margin licensed brands in the first quarter of this year; (ii) increased sales of higher margin company brands, (iii) change in mix of branded and co-pack revenues for the quarter, and (iv) increased operating efficiencies.

For the three months ended November 30, 2013, the Company reported gross sales of $3.3 million and net income of $95,258 as compared to gross sales of $4.1 million and net loss of $(376,293) in the corresponding quarter of the prior year.

Results of Operations

REVENUE

	Quarter ended	Quarter ended
Revenue	November 30, 2013	November 30, 2012	Change

Manufactured Products	$3,327,983	$3,953,251	$(625,268)

Purchased Products	-	127,601	(127,601)

Total Gross Revenue	$3,327,983	$4,080,852	$(752,869)

Discounts, Allowances and Rebates	(122,543)	(315,365)	192,822

Net Revenue	$3,205,440	$3,765,487	$(560,047)

Gross revenue for the quarter ended November 30, 2013 was $3,327,983 compared to $4,080,852 for the same period of the previous year, representing a decrease of $752,869 or 18.4%. This decrease was a result of the following:

• a reduction of co-pack volume

• reduced sales of certain branded beverage products

• the discontinuation by the Company of a licensed brand

Discounts, rebates and slotting fees for the quarter ended November 30, 2013 decreased by $192,822 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands, lower discounts on co-packing service and the Company’s branded beverages due to lower demand.

Leading Brands, Inc • Q3 REPORT	3

	Nine months ended	Nine months ended
Revenue	November 30, 2013	November 30, 2012	Change

Manufactured Products	$12,628,436	$14,135,023	$(1,506,587)

Purchased Products	80,213	580,945	(500,732)

Total Gross Revenue	$12,708,649	$14,715,968	$(2,007,319)

Discounts, Allowances and Rebates	(524,848)	(868,282)	343,434

Net Revenue	$12,183,801	$13,847,686	$(1,663,885)

Gross revenue for the nine months ended November 30, 2013 was $12,708,649 compared to $14,715,968 for the same period of the previous year, representing a decrease of $2,007,319 or 13.6%. This decrease was a result of the following:

• a reduction of co-pack volume

• reduced sales of certain branded beverage products

• the discontinuation by the Company of a licensed brand

Discounts, rebates and slotting fees for the nine months ended November 30, 2013 decreased by $343,434 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands, lower discounts on co-packing service and the Company’s branded beverages due to lower demand.

COST OF SALES

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2013	November 30, 2012	Change

Manufactured Products	$1,814,943	$2,667,228	$(852,285)

Purchased Products	-	111,724	(111,724)

Total	$1,814,943	$2,778,952	$(964,009)

Cost of sales for the quarter ended November 30, 2013 were $1,814,943 compared to $2,778,952 for the same period of the previous year, representing a decrease of $964,009 or 34.7%. This decrease was caused by the discontinuation of lower margin licensed brands and a reduction of co-pack volume and reduced sales of certain branded beverage products.

	Nine months ended	Nine months ended
Cost of Sales	November 30, 2013	November 30, 2012	Change

Manufactured Products	$6,442,027	$8,237,417	$(1,795,390)

Purchased Products	77,033	476,838	(399,805)

Total	$6,519,060	$8,714,255	$(2,195,195)

Cost of sales for the nine months ended November 30, 2013 were $6,519,060 compared to $8,714,255 for the same period of the previous year, representing a decrease of $2,195,195 or 25.2%. This decrease was caused by the discontinuation of lower margin licensed brands and a reduction of co-pack volume and reduced sales of certain branded beverage products.

MARGIN

	Quarter ended	Quarter ended
Margin	November 30, 2013	November 30, 2012	Change

Manufactured Products	$1,390,497	$982,355	$408,142

Purchased Products	-	4,180	(4,180)

Total	$1,390,497	$986,535	$403,962

Margin Percentage	43.4%	26.2%	17.2%

Margin for the quarter ended November 30, 2013 was $1,390,497 compared to $986,535 for the same quarter of the previous year. The margin percentage of 43.4% on the quarter ended November 30, 2013 represents a significant increase over the prior comparative year.

	Nine months ended	Nine months ended
Margin	November 30, 2013	November 30, 2012	Change

Manufactured Products	$5,661,699	$5,086,401	$575,298

Purchased Products	3,042	47,030	(43,988)

Total	$5,664,741	$5,133,431	$531,310

Margin Percentage	46.5%	37.1%	9.4%

Margin for the nine months ended November 30, 2013 was $5,664,741 compared to $5,133,431 for the same period of the previous year. The margin percentage of 46.5% on the nine months ended November 30, 2013 represents a significant increase over the prior comparative year.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration expenses in the quarter ended November 30, 2013 decreased by $121,132 or 9.6% from $1,261,799 in the same quarter of the prior year to $1,140,667. This decrease was associated with a decrease in administrative costs and trade spend and marketing costs.

4	Q3 REPORT • Leading Brands, Inc.

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 28/29 (Q4)
	2013	2012	2013	2012	2013	2012	2013	2012

Net sales / operating revenue	$3,205,440	$3,765,487	$4,061,480	$5,418,088	$4,916,881	$4,664,111	$3,392,656	$3,692,886

Net income (loss)	$95,258	$(376,293)	$434,491	$592,479	$688,734	$411,479	$(36,359)	$211,682

Net income (loss) per share	$0.03	$(0.13)	$0.15	$0.19	$0.24	$0.13	$(0.01)	$0.07

Net income (loss) per share, diluted	$0.03	$(0.13)	$0.13	$0.17	$0.22	$0.12	$(0.01)	$0.07

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company. Net Income before Stock Based Compensation Expense is as follows:

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 28/29 (Q4)
	2013	2012	2013	2012	2013	2012	2013	2012

Net income (loss)	$95,258	$(376,293)	$434,491	$592,479	$688,734	$411,479	$(36,359)	$211,682

Stock based compensation	$6,977	$32,005	$35,714	$43,863	$39,736	$46,011	$30,037	$414,822

Net income (loss) before stock based compensation	$102,235	$(344,288)	$470,205	$636,342	$728,470	$457,490	$(6,322)	$626,504

Other Information

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
EBITDAS	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

Net income (loss)	$95,258	$(376,293)	$1,218,483	$627,663

Interest, net	(1,718)	4,219	4,149	11,464

Depreciation and Amortization	191,099	176,760	560,514	498,501

Stock based compensation expense	6,977	32,005	82,427	121,879

Income taxes	17,932	(98,043)	463,993	307,313

EBITDAS	$309,548	$(261,352)	$2,329,566	$1,566,820

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
Margin	November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012
Net revenue	$3,205,440	$3,765,487	$12,183,801	$13,847,686
Less: cost of sales	(1,814,943)	(2,778,952)	(6,519,060)	(8,714,255)
Margin	$1,390,497	$986,535	$5,664,741	$5,133,431
Margin % of Net Revenue	43.4%	26.2%	46.5%	37.1%

Leading Brands, Inc • Q3 REPORT	5

RELATED PARTY TRANSACTIONS
		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$63,000	$63,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	396,000	396,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	20,000	22,400	60,933	62,400

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	63,000	112,500	212,550

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	9,625	43,300	78,415	74,464

Cash Flows

Cash provided by	Quarter ended	Quarter ended
(used in):	November 30, 2013	November 30, 2012	Change

Operating activities	$474,745	$93,613	$381,132

Investing activities	$(101,073)	$(311,974)	$210,901

Financing activities	$(113,987)	$(177,349)	$63,362

During the quarter, cash generated from operating activities increased by $381,132 compared to the same period of the prior year. The increase is the result of higher net income plus a decrease in net working capital versus the comparative period.

The decrease in cash utilized for investing activities, is due to less spending on equipment for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $113,987 during the quarter, representing a $63,362 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 17,483 shares at a cost of $77,880 and debt payment of $36,107.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2013	November 30, 2012	Change

Operating activities	$2,335,370	$1,737,488	$597,882

Investing activities	$(475,398)	$(882,012)	$406,614

Financing activities	$(217,449)	$(1,588,228)	$1,370,779

For the nine months ended November 30, 2013, cash generated from operating activities increased by $597,882 compared to the same period of the prior year. The increase is primarily due to higher net income.

The decrease in cash utilized for investing activities, is due to less spending on equipment for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $217,449 during the period, representing a $1,370,779 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 41,648 shares at a cost of $195,356 and debt payment of $106,687, offset by 36,852 options that were exercised for proceeds of $84,594.

Liquidity and Capital Resources

Net working capital has increased by 1,324.7% since the prior year ended February 28, 2013. As at November 30, 2013, the Company has net working capital of $1,854,019 ($130,131 at February 28, 2013). In addition, at November 30, 2013 the Company had $759,357 ($817,700 at February 28, 2013) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2013 this credit facility was not utilized.

Total Net Working Capital	November 30, 2013	February 28, 2013

Total Current Assets	$3,555,149	$2,194,503

Less: Total Current Liabilities	(1,701,130)	(2,064,372)

Total Net Working Capital	$1,854,019	$130,131

Considering the positive net working capital position, including the cash on hand at November 30, 2013, and available debt, the Company believes that it has sufficient working capital.

6	Q3 REPORT • Leading Brands, Inc.

Contractual Obligations

The following table presents our contractual obligations as of November 30, 2013:

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	4-5 years	more than 5 years

Long-term Debt Obligations	$-	$-	$-	$-	$-

Capital (Finance) Lease Obligations	111,688	111,688	-	-	-

Operating Lease Obligations	3,497,031	746,745	1,514,182	772,292	463,812

Purchase Obligations	446,168	166,118	267,550	12,500	-

Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-

Interest	2,870	2,870	-	-	-

Total	$4,057,757	$1,027,421	$1,781,732	$784,792	$463,812

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2013 and are included in the February 28, 2013 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2013 the Company is exposed to credit risk through the following assets:

	November 30, 2013	February 28, 2013

Trade receivables	$978,668	$799,648

Other receivables	42,370	79,428

Allowance for doubtful accounts	(55,728)	(124,672)

	$965,310	$754,404

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2013, the Company’s ten largest customers comprised approximately 97% of sales compared with 92% in the last fiscal year ended February 28, 2013. One customer comprised 91% of sales compared with 83% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at November 30, 2013, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Leading Brands, Inc • Q3 REPORT	7

Market Risk

Currency Risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $15,800 on net earnings for the quarter ended November 30, 2013. A 5% U.S./ Canadian dollar decrease would have a positive impact of similar magnitude.

Interest Rate Risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at November 30, 2013, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At January 1, 2014, the Company had 2,919,697 issued and outstanding common shares, 923,569 issued and outstanding stock options, of which 913,889 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

8	Q3 REPORT • Leading Brands, Inc.

Leading Brands, Inc.
Condensed Consolidated Interim Balance Sheet
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	November 30, 2013	February 28, 2013
ASSETS
Cash	$1,695,875	$53,352
Accounts receivable	965,310	754,404
Inventory (Note 2)	702,614	1,079,590
Prepaid expenses and deposits (Note 4)	191,350	307,157
	3,555,149	2,194,503

Property, plant and equipment (Note 3)	9,438,718	9,524,643
Deferred tax assets	1,943,983	2,407,975
Total Assets	$14,937,850	$14,127,121

LIABILITIES
Accounts payable and accrued liabilities	$1,589,442	$1,921,025
Current portion of long-term debt (Note 5)	111,688	143,347
	1,701,130	2,064,372

Long-term debt (Note 5)	-	75,027
Derivative liability - non-employee stock options (Note 6)	303,742	244,891
	2,004,872	2,384,290

SHAREHOLDERS’ EQUITY
Share capital (Note 7)
Common shares	32,788,612	33,096,167
Treasury stock	-	-
Additional paid-in capital	18,344,105	18,064,886
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(38,777,655)	(39,996,138)
	12,932,978	11,742,831
Total Liabilities and Shareholders’ Equity	$14,937,850	$14,127,121

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q3 REPORT	9

Leading Brands, Inc.
Condensed Consolidated Interim Statement of Income (Loss)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30		November 30
	2013	2012	2013	2012

Gross revenue	$3,327,983	$4,080,852	$12,708,649	$14,715,968
Less: Discounts, rebates and slotting fees	(122,543)	(315,365)	(524,848)	(868,282)
Net Revenue	3,205,440	3,765,487	12,183,801	13,847,686

Cost of sales	1,814,943	2,778,952	6,519,060	8,714,255
Operations, selling, general & administration	1,140,667	1,261,799	3,355,305	3,610,394
expenses
Depreciation of property, plant and equipment	191,099	176,760	560,514	498,501
Interest	2,080	4,219	7,947	14,371
Interest income	(3,798)	-	(3,798)	(2,907)
Foreign exchange loss	629	3,785	2,638	4,336
Change in fair value of derivative liability	(53,370)	(20,158)	58,851	21,154
Loss on disposal of assets	-	34,466	808	52,606
	3,092,250	4,239,823	10,501,325	12,912,710

Net income (loss) before taxes	113,190	(474,336)	1,682,476	934,976

Income tax expense	17,932	(98,043)	463,993	307,313

Net and comprehensive income (loss) after income taxes	$95,258	$(376,293)	$1,218,483	$627,663

Earnings (loss) per share
Basic income (loss) per share	$0.03	$(0.13)	$0.42	$0.21
Weighted average # of shares outstanding - basic	2,930,352	2,958,262	2,933,693	3,048,719

Fully diluted income (loss) per share	$0.03	$(0.13)	$0.37	$0.19
Weighted average # of shares outstanding - diluted	3,288,623	2,958,262	3,256,485	3,362,244

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

10	Q3 REPORT • Leading Brands, Inc.

Leading Brands, Inc.
Condensed Consolidated Interim Statement of  Cash Flows

(UNAUDITED)	Three months ended		Nine months ended
(EXPRESSED IN CANADIAN DOLLARS)	November 30		November 30
	2013	2012	2013	2012
Cash provided by (used in)

Operating Activities
Net income (loss)	$95,258	$(376,293)	$1,218,483	$627,663
Items not involving cash
Depreciation of property, plant and equipment	191,099	176,760	560,514	498,501
Amortization of leasehold inducement	-	(6,390)	-	(19,170)
Stock based compensation	6,977	32,005	82,427	121,879
Change in derivative liability	(53,370)	(20,158)	58,851	21,155
Change in deferred tax asset	17,932	(98,044)	463,993	307,312
Loss on disposal of assets	-	34,466	808	52,606
Changes in non-cash operating working capital items
Accounts receivable, net	(206,653)	49,714	(210,906)	167,436
Inventory, net	78,707	450,418	376,976	242,492
Prepaid and other assets	(47,877)	(246,869)	115,807	(148,039)
Accounts payable	392,672	98,004	(331,583)	(134,347)
	474,745	93,613	2,335,370	1,737,488
Investing Activities
Purchase of capital assets	(101,073)	(311,974)	(475,398)	(882,012)
	(101,073)	(311,974)	(475,398)	(882,012)
Financing Activities
Issue of common shares	-	-	84,594	29,757
Repurchase of common shares	(77,880)	(143,383)	(195,357)	(1,517,622)
Repayment of long-term debt	(36,107)	(33,966)	(106,686)	(100,363)
	(113,987)	(177,349)	(217,449)	(1,588,228)

Increase (decrease) in cash	259,685	(395,710)	1,642,523	(732,752)

Cash beginning of period	1,436,190	852,497	53,352	1,189,539

Cash end of period	$1,695,875	$456,787	$1,695,875	$456,787

Supplementary disclosure of cash flow information
Cash paid (received)
Interest paid	$2,080	$4,219	$7,947	$14,371
Interest received	$3,798	-	$3,798	$2,907

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

Leading Brands, Inc • Q3 REPORT	11

Leading Brands, Inc.
Condensed Consolidated Interim Statement of Changesin Shareholders’ Equity
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended				Nine months ended
	November 30				November 30
	2013		2012		2013		2012
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock

Beginning of period	2,937,180	$32,984,948	2,962,348	$33,486,541	2,930,481	$33,096,167	3,236,668	$36,678,050

Shares issued during the period	-	-	-	-	30,864	160,157	10,000	29,757

Shares cancelled during the period	(17,483)	(196,336)	(34,785)	(393,212)	(41,648)	(467,712)	(319,105)	(3,614,478)

	2,919,697	$32,788,612	2,927,563	$33,093,329	2,919,697	$32,788,612	2,927,563	$33,093,329
Treasury Stock

Beginning of period		$-		$-		$-		$-

Shares issued during the period		(196,336)		(393,212)		(467,712)		(3,614,478)

Shares cancelled during the period		196,336		393,212		467,712		3,614,478

		$-		$-		$-		$-

Additional Paid-In Capital

Beginning of period		$18,218,672		$17,752,777		$18,064,886		$15,815,876

Shares cancelled during the period		118,456		249,829		272,355		2,096,856

Stock based compensation on issued options		6,977		32,005		82,427		121,879

Exercise of stock options		-		-		(75,563)		-

		$18,344,105		$18,034,611		$18,344,105		$18,034,611

Accumulated Other
Comprehensive Income
Beginning of period		$577,916		$577,916		$577,916		$577,916

Foreign exchange translation adjustment		-		-		-		-

		$577,916		$577,916		$577,916		$577,916

Accumulated Deficit

Beginning of period		$(38,872,913)		$(39,583,486)		$(39,996,138)		$(40,587,442)

Net income (loss)		95,258		(376,293)		1,218,483		627,663

		$(38,777,655)		$(39,959,779)		$(38,777,655)		$(39,959,779)

Total Shareholders’ Equity		$12,932,978		$11,746,077		$12,932,978		$11,746,077

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company’s auditors.

12	Q3 REPORT • Leading Brands, Inc.

Leading Brands, Inc.
Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended November 30, 2013
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES Nature of Operations

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. Earlier this year the Company ceased distributing licensed beverage brands. The Company also bottles beverages for third parties under contract.

Basis of Presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These condensed consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2013.

Interim Financial Reporting

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2013. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	November 30, 2013	February 28, 2013

Finished goods	$292,475	$526,810

Raw materials	410,139	552,780

	$702,614	$1,079,590

3. PROPERTY, PLANT AND EQUIPMENT

		November 30, 2013
		Accumulated
	Cost	Depreciation	Net

Plant and equipment	$15,835,840	$8,605,192	$7,230,648

Buildings	1,931,944	1,229,364	702,580

Automotive equipment	286,252	73,814	212,438

Land	433,613	-	433,613

Land improvements	1,861	1,264	597

Leasehold
improvements	695,182	223,049	472,133

Furniture and fixtures	680,326	567,521	112,805

Computer hardware and software	2,279,043	2,005,139	273,904

	$22,144,061	$12,705,343	$9,438,718

		February 28, 2013
		Accumulated
	Cost	Depreciation	Net

Plant and equipment	$15,572,642	$8,210,156	$7,362,486

Buildings	1,931,944	1,201,991	729,953

Automotive equipment	274,899	35,765	239,134

Land	433,613	-	433,613

Land improvements	1,861	1,226	635

Leasehold improvements	594,730	182,224	412,506

Furniture and fixtures	602,617	554,837	47,780

Computer hardware and software	2,259,805	1,961,269	298,536

	$21,672,111	$12,147,468	$9,524,643

4. PREPAID EXPENSES AND DEPOSITS

	November 30, 2013	February 28, 2013
Slotting fees	$16,733	$112,625
Insurance premiums	109,196	72,093
Rental deposits and other	65,421	122,439
	$191,350	$307,157

Leading Brands, Inc • Q3 REPORT	13

5. LONG-TERM DEBT

	November 30,	February 28,
	2013	2013

Capital lease, principal and interest repayable at $12,729 per month including interest at a five – year fixed rate of 6.125% per annum and maturing in September 2014	$111,688	$218,374

Less: current portion	(111,688)	(143,347)

	$-	$75,027

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at November 30, 2013, $759,357 of the facility was available, due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50%. The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at November 30, 2013.

6. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	November 30,	February 28,
	2013	2013

Derivative liability, beginning of the period	$244,891	$263,143

Fair value of non-employee options granted	-	-

Fair value of non-employee options exercised	-	-

Change in fair value of non- employee options	58,851	(18,252)

Derivative liability, end of period	$303,742	$244,891

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at November 30, 2013 were as follows: (1) risk-free rate of 2.07%; (2) dividend yield of nil; (3) an expected volatility of 112.19%; (4) an expected life of 81 months; and (5) an exercise price of $2.45 USD.

7. SHARE CAPITAL

	Common Shares
	Shares	Amount
Balance at February 28, 2013	2,930,481	$33,096,167
Shares issued in the first quarter	30,864	160,157
Shares cancelled in the first quarter	(18,996)	(213,327)
Balance at May 31, 2013	2,942,349	$33,042,997
Shares issued in the second quarter	-	-
Shares cancelled in the second quarter	(5,169)	(58,049)
Balance at August 31, 2013	2,937,180	$32,984,948
Shares issued in the third quarter	-	-
Shares cancelled in the third quarter	(17,483)	(196,336)
Balance at November 30, 2013	2,919,697	$32,788,612

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD

Options outstanding as at February 28, 2013	954,433	$3.04

Exercised during the period	(30,864)	$2.91

Options outstanding as at November 30, 2013	923,569	$3.06

Options exercisable as at November 30, 2013	912,804	$3.05

14	Q3 REPORT • Leading Brands, Inc.

8. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2013	November 30, 2012	November 30, 2013	November 30, 2012

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$63,000	$63,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	396,000	396,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	20,000	22,400	60,933	62,400

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	63,000	112,500	212,550

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	9,625	43,300	78,415	74,464

9. COMMITMENTS AND CONTINGENCIES

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$912,863
Year 2	864,938
Year 3	916,795
Year 4	671,236
Year 5 and thereafter	577,368
Total future minimum payments	$3,943,199

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholders’ equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

Leading Brands, Inc • Q3 REPORT	15

Leading Brands, Inc. At a Glance
Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:
Leading Brands, Inc.
NASDAQ:LBIX

Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company and its subsidiaries

Sinan ALZubaidi
VP of Bottling Operations

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
Executive Vice-President

LEADING BRANDS, INC.
33 West 8th Avenue - Unit 101
Vancouver BC Canada V5Y 1M8
Tel: 604.685.5200 Fax: 604.685.5249
Toll Free: 1.866.685.5200

www.LBIX.com

16	Q3 REPORT • Leading Brands, Inc.